WILLIAM M. "MATT" McKINSTRY
Targeting Officer, U.S. Military (GS-13, Step 7)
United States Air Force Reserve (Major)

PROFESSIONAL EXPERIENCE

Team Leader, U.S. Military, Washington D.C.   **August 2011 - Present**
Leads a diverse team of subject matter experts to creatively design, execute, and manage complex operations and projects for detailed, multi-disciplined intelligence operations requiring real-time, decisive data.

Reserve Strategic Debriefer, Washington D.C.   **November 2012 – Present**
Serves as Deputy Team Leader for Air Force personnel in a joint service unit. Plans and executes strategic debriefings to address critical gaps in the national intelligence priority framework. Spots, assesses, and develops time-sensitive collection opportunities to support senior policymakers.

Reserve Operations Officer, 801st Reinforcement Training Unit   **March 2011 – October 2012**
Conducted urban area security, physical risk assessments, and surveillance duties in support of U.S. Special Operations Command (SOCOM) units.

Reserve Director of Operations, Pentagon   **April 2010 – November 2012**
Directed a 40-member reserve analytical component focused on South and Central Asia issues. Coordinated production for weekly strategic analysis and decision briefs for senior DoD policy makers to influence U.S. strategy and foreign policy within South/Central Asia. Led knowledge management system upgrade to streamline publication processes to senior principals.

Senior Targeting Analyst, Skope, Washington D.C.   **January 2010 – July 2011**
Led a cross-functional team of technologists, analysts, and geospatial experts to develop unique, advanced data-driven analytics in support of the Joint Special Operations Task Force, law enforcement, Intelligence Community, and partner nations. Conducted rigorous multi-domain analysis, as a sought-after subject matter expert, to disrupt and destroy transnational terror networks operating throughout Afghanistan, Pakistan, Iraq, Horn of Africa, and the Arabian Peninsula.

Chief of Unit Intelligence Operations, Dyess AFB, Texas   **June 2005 – January 2010**
Responsible for operational effectiveness, HR management, logistics, inspections, training, and mentoring of an Intelligence team operating worldwide 24 hours a day, 365 days a year. Conducted multiple deployments to the Persian Gulf, Iraq, and Afghanistan in support of conventional and special operations forces. Coordinated development of enterprise-level analysis and data visualizations that triggered theater-wide overhaul of landing and takeoff procedures, which resulted in decreased threat to Air Force aircraft and personnel.

CONFLICT ZONE DEPLOYMENTS: 7 (2007 – 2016)

EDUCATION

The Fletcher School (Tufts University), International Affairs, M.A.   **Expected Early 2017**
University of Chicago, Psychology & Balkan Studies, B.A. (Dual Honors)   **2005**
Language Abilities: Serbian, Croatian, Bosnian, Montenegrin, Macedonian, and Hindi

AWARDS

Dreiling Award for Innovation FBI Certificate of Achievement
Joint Commendation Medal Small Arms Marksmanship Ribbon
Joint Achievement Medal Afghanistan Campaign Medal
Air Force Commendation Medal Iraq Campaign Medal
Air Force Achievement Medal GWOT Expeditionary Medal
Company Grade Officer of the Quarter (Four Times) Operational Readiness Superior Performer
SKILLS, COURSES, AND CERTIFICATIONS:
Defense Strategic Debriefing Course, US Army Surveillance Course, Advanced SERE & Combat Survival Training,
Advanced Tactical Small Arms & Driving Training, ArcGIS, Google Earth, Analyst's Notebook, Palantir, TAC